UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35707

LIBERTY MEDIA 401(k) SAVINGS PLAN

(Full title of the Plan)

LIBERTY MEDIA CORPORATION

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

REQUIRED  INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN

	By	/s/ Brian J. Wendling
Brian J. Wendling
Senior Vice President and Controller

May 24, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Participants

Liberty Media 401(k) Savings Plan

Englewood, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Liberty Media 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Nonexempt Transactions for the year ended December 31, 2017 and the Schedule of Assets (Held at End of Year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

May 24, 2018

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets

Available for Benefits

December 31, 2017 and 2016

	2017	2016
	(amounts in thousands)
Assets
Investments, at fair value:
Series C Liberty SiriusXM common stock (notes 2 and 4)	$10,867	10,335
Series C Liberty Braves common stock (notes 2 and 4)	764	707
Series C Liberty Formula One common stock (notes 2 and 4)	2,817	2,632
Series A QVC Group common stock (note 2 and 6)	5,567	4,764
Series A Liberty Ventures common stock (note 2 and 6)	1,790	1,252
Series A Liberty Expedia Holdings common stock (notes 2 and 4)	—	891
Mutual funds (note 2)	86,290	75,551
Brokeragelink accounts (note 2)	6,063	4,593
Total investments, at fair value	114,158	100,725

Receivables:
Notes receivable from participants (notes 1 and 2)	382	382
Total receivables	382	382
Total assets	114,540	101,107

Liabilities
Payable for required refund of excess contributions and earnings thereon	(403)	(293)
Net assets available for benefits	$114,137	100,814

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets

Available for Benefits

Years ended December 31, 2017 and 2016

	2017	2016
	(amounts in thousands)
Additions
Net investment income:
Net appreciation in fair value of investments	$12,885	2,689
Interest and dividend income	4,799	3,092
Total net investment income	17,684	5,781
Interest on notes receivable from participants	18	16
Contributions:
Employer	2,277	2,015
Participant	3,920	3,450
Rollovers	179	1,474
Refund of excess contributions and earnings thereon	(403)	(293)
Total contributions, net	5,973	6,646
Total additions to net assets	23,675	12,443
Deductions:
Administrative expenses	(22)	(218)
Distributions to participants	(10,330)	(5,910)
Total deductions	(10,352)	(6,128)

Net increase in net assets available for benefits	13,323	6,315

Net assets available for benefits:
Beginning of year	100,814	94,499
End of year	$114,137	100,814

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)Description of the Liberty Plan

The following description of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") is provided for general information purposes only.  Participants should refer to the Liberty Plan document for more complete information.  The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits are not guaranteed by the Pension Benefit Guarantee Corporation.

General

The Liberty Plan is  a defined contribution plan sponsored by Liberty Media Corporation (“Liberty” or the “Company”). The Plan Administrative Committee of the Liberty Plan serves as the Plan Administrator for the Liberty Plan.

The Liberty Plan enables participating employees of Liberty and its qualifying subsidiaries as well as employees of Qurate Retail, Inc. (formerly named Liberty Interactive Corporation prior to the transaction discussed in note 6) (“Qurate Retail”) to invest in interests in Liberty and Qurate Retail, and to receive benefits upon retirement.  Employees of Liberty and certain 80% or more owned subsidiaries of Liberty, and employees of Qurate Retail who are at least 18 years of age are eligible to participate in the Liberty Plan either immediately upon hire or, for certain specified employees, after one year of service (as defined in the Liberty Plan document).

Contributions

Subject to the IRS limitations described below, participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation.  Pursuant to the terms of the Liberty Plan, Liberty and its subsidiaries and Qurate Retail may make matching contributions as follows, as approved by the respective management teams. The participating employers in the Liberty Plan reserve the right to change the matching contribution amounts at any time.

Maximum match as a % of
% of participant contributions	eligible compensation
100%	10%
50%	4%

All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service ("IRS").  Employee pre-tax contributions were limited to $18,000 in 2017 and 2016.  Combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to $54,000 and $53,000 in 2017 and 2016, respectively.  Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees turning 50 in the respective calendar year, are not matched by the employer and were limited to $6,000 in 2017 and 2016.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Participant and employer contributions, including both vested and unvested employer contributions, can be invested in any open investment option offered in the Liberty Plan, including the Brokeragelink option, as directed by the participant.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan, provided that certain conditions are met.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the Liberty Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Upon separation from service, vested account balances of $1,000 or less (including rollovers) will automatically be distributed absent a request for distribution or rollover by the participant. Upon separation from service, vested account balances that exceed $1,000 but are less than $5,000 (including rollovers) will automatically be rolled over in cash to an IRA selected by the Plan Administrator absent a request for distribution or rollover by the participant. Distributions and other withdrawals are processed on a daily basis. Participants may request to receive Company stock held in their account as an in-kind distribution.

Notes Receivable from Participants

Participants may borrow from their Liberty Plan accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the month immediately preceding the month in which the loan was made plus 1%.  The interest rate for new loans is updated monthly on the first day of the following month for any changes to the prime rate that occur during any given month.  Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer.  Loans are secured by the vested balance in the participant's account.  At December 31, 2017, outstanding loans had interest rates ranging from 4.25% to 5.25% and maturity dates through December 2022.  Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Forfeitures

Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce the participating employers' future matching contributions.  Forfeitures aggregated approximately $42,000 and $20,000 during 2017 and 2016, respectively.  Forfeitures of $0 and approximately $196,000 were used to pay Liberty Plan expenses during 2017 and 2016, respectively. Unused forfeitures aggregated approximately $63,000 and $20,000 at December 31, 2017 and 2016, respectively.

Investment Options

As of December 31, 2017, the Liberty Plan has various investment options including twenty mutual funds and five common stocks.  The mutual funds include money market, bond, real estate, domestic and international stock funds, small to large cap funds, growth and value funds, and seven asset allocation funds based on target retirement dates.  In addition, the Liberty Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded investments and mutual funds not offered directly by the Liberty Plan.  A complete list of investment options can be found on Schedule II to these financial statements.  Liberty Plan participants may change investment options and contribution percentages on a daily basis.

Vesting

Participant contributions and rollover contributions are always fully vested.  Participants vest in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage
Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

Employer matching contributions transferred from other plans to the Liberty Plan vest according to the terms specified in the transferor plans.

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA.  The Liberty Plan provides for full and immediate vesting of all participant accounts upon termination of the Liberty Plan.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Risks and Uncertainties

The Liberty Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

As of December 31, 2017, the Liberty Plan had concentrations of investments in Series C Liberty SiriusXM common stock, Series C Liberty Braves common stock, Series C Liberty Formula One common stock, Series A Liberty QVC Group common stock and Series A Liberty Ventures common stock.  As of December 31, 2016,  the Liberty Plan had concentrations of investments in Series C Liberty SiriusXM common stock, Series C Liberty Braves common stock, Series C Liberty Formula One common stock, Series A Liberty QVC Group common stock, Series A Liberty Ventures common stock and Series A Liberty Expedia common stock.  Changes in the values of these investment securities could materially impact the net assets available for benefits due to these concentrations.

(2)          Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Plan have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  The Trustee may, at the direction of Liberty Plan participants, invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets.  Additionally, participants of the Liberty Plan are allowed to invest in non-employer securities.

Investments

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices at December 31, 2017 and 2016 for those securities having readily available market quotations.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

The following closing market prices have been used to value the Liberty Plan’s investment in common stocks:

	December 31,
	2017	2016
Series C Liberty SiriusXM common stock (a)	$39.66	$33.92
Series C Liberty Braves common stock (a)	22.22	20.59
Series C Liberty Formula One common stock (a)	34.16	31.33
Series A QVC Group common stock (a)	24.42	19.98
Series A Liberty Ventures common stock (a)	54.24	36.87
Series A Liberty Expedia Holdings common stock (a)	—	39.67

(a)See Transactions Impacting Stock Funds note 4.

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis. The net appreciation or depreciation in fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying statements of changes in net assets available for benefits and is determined as the difference between the market value at the beginning of the year (or date purchased during the year) and selling price or year-end market value.

See note 3 for additional information regarding the Liberty Plan investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Defaulted participant loans are reclassified as a distribution based upon the terms of the Liberty Plan documents.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The IRS has determined and informed Liberty by a letter dated December 8, 2015 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").  Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification.  Although the Liberty Plan has been subsequently amended, the Liberty Plan administrator believes that the Liberty Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Liberty Plan administrator believes that the Liberty Plan is qualified and the related trust is tax-exempt as of December 31, 2017 and 2016.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Accounting principles generally accepted in the United States of America (“GAAP”) require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Liberty Plan administrator has analyzed the tax positions taken by the Liberty Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Liberty Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay allowable Liberty Plan administrative expenses including legal fees, audit and tax preparation fees, printing and mailing fees, investment and advisor fees and recordkeeper and trustee fees, except that the fees charged by the Trustee for participant loans and qualified domestic relations orders are paid by the participant utilizing such feature. Any additional administrative expenses of the Liberty Plan are paid by Liberty, and are excluded from these financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per   Share (or Its Equivalent), (“ASU 2015-07”). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The Liberty Plan adopted ASU 2015-07 effective January 1, 2016, and the adoption of this guidance did not have a material effect on these financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(“ASU 2015-12”). The FASB issued this update in response to a proposal developed by the Emerging Issues Task Force to reduce complexity in employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Part I is not applicable to the Liberty Plan.

Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities, common-collective trusts, pooled separate accounts, short-term securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts. Plans are required to disclose the net appreciation or depreciation in fair value of investments in aggregate, but are no longer required to be disaggregated and disclosed by general type. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy is no longer be required.

Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments in investment related accounts (for example, a liability for pending trade with a broker) as of month-end that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution and/or significant event occurs between the alternative measurement date and the plan’s fiscal year end, the plan should disclose the amount of the contribution, distribution and/or significant event. Part III is not applicable to the Liberty Plan.

The Liberty Plan adopted ASU 2015-12 effective January 1, 2016, and the adoption of this guidance did not have a material effect on these financial statements.

(3)Investments

Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

•Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Liberty Plan has the ability to access.

•Level 2

Inputs to the valuation methodology include:

oquoted prices for similar assets or liabilities in active markets;

oquoted prices for identical or similar assets or liabilities in inactive markets;

oinputs other than quoted prices that are observable for the asset or liability;

oinputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds and money market funds—Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Liberty Plan are open-ended investment funds registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Liberty Plan are deemed to be actively traded and are classified as Level 1.

Common stock and other exchange traded equity securities—The fair value of these investments is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.

Brokeragelink account—This asset category represents a separate brokerage account that offers a wide range of investment opportunities including mutual funds, common stocks listed on major U.S. exchanges and fixed-income securities.  The fair value of common stocks and other exchange traded investments that are publicly traded is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.  The fair value of mutual funds is based on the net asset values of shares held at year-end and are classified as Level 1.  The fair value of fixed-income securities is based on observable market information and yields available on comparable securities of issuers with similar credit ratings and may include benchmarking, sector grouping and matrix pricing and are classified as Level 2.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Liberty Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2017 and 2016.

The tables below present the fair value of assets by class measured at fair value on a recurring basis as of December 31, 2017 and 2016.

	Assets at Fair Value as of December 31, 2017
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$21,805	—	—	21,805
Mutual funds	86,290	—	—	86,290
Brokeragelink accounts	5,922	141	—	6,063
Total assets at fair value	$114,017	141	—	114,158

	Assets at Fair Value as of December 31, 2016
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$20,581	—	—	20,581
Mutual funds	75,551	—	—	75,551
Brokeragelink accounts	4,454	139	—	4,593
Total assets at fair value	$100,586	139	—	100,725

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  For the years ended December 31, 2017 and 2016, there were no transfers in or out of levels 1, 2, or 3.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(4)Transactions Impacting Common Stock

Spin-Off Transactions

CommerceHub Spin-Off

On July 22, 2016, Qurate Retail completed its previously announced spin-off (the “CommerceHub Spin-Off”) of its former wholly-owned subsidiary CommerceHub, Inc. (“CommerceHub”). The CommerceHub Spin-Off was accomplished by the distribution by Qurate Retail of a dividend of (i) 0.1 of a share of CommerceHub’s Series A common stock for each outstanding share of Qurate Retail’s Series A Liberty Ventures common stock (including shares held by Liberty Plan participants) as of 5:00 p.m., New York City time, on July 8, 2016 (such date and time, the “Record Date”), (ii) 0.1 of a share of CommerceHub’s Series B common stock for each outstanding share of Qurate Retail’s Series B Liberty Ventures common stock as of the Record Date and (iii) 0.2 of a share of CommerceHub’s Series C common stock for each outstanding share of Series A and Series B Liberty Ventures common stock as of the Record Date, in each case, with cash paid in lieu of fractional shares. CommerceHub common stock was a frozen investment in the Liberty Plan, meaning that participants could not make any future investments in CommerceHub common stock.

During November 2016, the Liberty Plan’s administrative committee directed the Liberty Plan Trustee to sell all holdings in Series A and Series C CommerceHub common stock. Proceeds from the sale of these securities were invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

Expedia Holdings Split-Off

On November 4, 2016, Qurate Retail completed the split-off of its former wholly-owned subsidiary Liberty Expedia Holdings, Inc. (“Expedia Holdings”) (the “Expedia Holdings Split-Off”). Expedia Holdings is comprised of, among other things, Qurate Retail’s former interest in Expedia, Inc. (“Expedia”) and Qurate Retail’s former wholly-owned subsidiary Bodybuilding.com, LLC. The Expedia Holdings Split-Off was accomplished by the redemption of (i) 0.4 of each outstanding share of Qurate Retail’s Series A Liberty Ventures common stock (including shares held by Liberty Plan participants) for 0.4 of a share of Expedia Holdings Series A common stock at 5:00 p.m., New York City time, on November 4, 2016 (such date and time, the “Redemption Date”) and (ii) 0.4 of each outstanding share of Qurate Retail’s Series B Liberty Ventures common stock for 0.4 of a share of Expedia Holdings Series B common stock on the Redemption Date, in each case, with cash paid in lieu of any fractional shares of Liberty Ventures common stock or Expedia Holdings common stock (after taking into account all of the shares owned of record by each holder thereof, as applicable). Expedia Holdings common stock was a frozen investment in the Liberty Plan, meaning that participants could not make any future investments in Expedia Holdings common stock.

During March 2017, the Liberty Plan’s administrative committee directed the Liberty Plan Trustee to sell all holdings in Series A Expedia Holdings common stock. Proceeds from the sale of these securities were invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Recapitalization of Tracking Stock Groups

During November 2015, Liberty’s board of directors authorized management to pursue a reclassification of the Company’s common stock into three new tracking stock groups, one to be designated as the Liberty Braves common stock, one to be designated as the Liberty Media common stock and one to be designated as the Liberty SiriusXM common stock (the “Recapitalization”), and to cause to be distributed subscription rights related to the Liberty Braves common stock following the creation of the new tracking stocks. The Recapitalization was completed on April 15, 2016 and the newly issued shares commenced trading or quotation in the regular way on the Nasdaq Global Select Market or the OTC Markets, as applicable, on Monday, April 18, 2016.

In the Recapitalization, each outstanding share of Liberty’s existing common stock was reclassified and exchanged for (a) 1 share of the corresponding series of Liberty SiriusXM common stock, (b) 0.1 of a share of the corresponding series of Liberty Braves common stock and (c) 0.25 of a share of the corresponding series of Liberty Media common stock on April 15, 2016. Cash was paid in lieu of the issuance of any fractional shares. In addition, following the creation of the new tracking stocks, Liberty distributed stock subscription rights to acquire 0.47 of a Series C Liberty Braves share for each share of Series A, Series B or Series C Liberty Braves common stock held by shareholders on record as of May 18, 2016, with fractional rights rounded up to the nearest whole right, at a subscription price of $12.80 per share, which was equal to an approximate 20% discount to the trading volume weighted average trading price of the Series C Liberty Braves common stock for the 18 day trading period ending on May 11, 2016.  The subscription rights are publicly traded. Each Series C Liberty Braves subscription right also entitled the holder to subscribe for additional shares of Series C Liberty Braves common stock that were unsubscribed for in the rights offering pursuant to an oversubscription privilege. The rights offering commenced on May 18, 2016, which was also the ex-dividend date for the distribution of the Series C Liberty Braves subscription rights. The rights offering was fully subscribed on June 16, 2016.

Following the creation of the tracking stocks, Series A, Series B and Series C Liberty SiriusXM common stock trade under the symbols LSXMA/B/K, respectively; Series A, Series B and Series C Liberty Braves common stock trade or are quoted under the symbols BATRA/B/K respectively; and Series A, Series B and Series C Liberty Media common stock traded or were quoted under the symbols LMCA/B/K, respectively. Shortly following the acquisition of Delta Topco, the parent company of Formula 1, on January 23, 2017 the Liberty Media Group and Liberty Media common stock were renamed the Liberty Formula One Group (the “Formula One Group”) and the Liberty Formula One common stock, respectively, and the corresponding ticker symbols for the Series A, Series B and Series C Liberty Media common stock were changed to FWONA/B/K, respectively. Each series (Series A, Series B and Series C) of the Liberty SiriusXM common stock trades on the Nasdaq Global Select Market. Series A and Series C Liberty Braves common stock trade on the Nasdaq Global Select Market and Series B Liberty Braves common stock is quoted on the OTC Markets. Series A and Series C Liberty Formula One common stock continue to trade on the Nasdaq Global Select Market and the Series B Liberty Formula One common stock continues to be quoted on the OTC Markets. Although the acquisition of Formula 1, and the

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

corresponding tracking stock name and the ticker symbol change, were not completed until January 23 and January 24, 2017, respectively, historical information for the Liberty Media Group and Liberty Media common stock is referred to herein as the Formula One Group and Liberty Formula One common stock, respectively.

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty Sirius XM Group, Liberty Braves Group (“Braves Group”) and Formula One Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

The Recapitalization of tracking stocks also applied to shares of Series C Liberty Media Corporation common stock held by Liberty Plan participants. Subsequent to the Recapitalization, Liberty Plan participants holding shares of Liberty Braves common stock on May 18, 2016 were eligible to participate in the Series C Liberty Braves rights offering. Liberty Plan participants were offered the opportunity to sell or exercise the subscription rights granted on the shares of Series C Liberty Braves tracking stock allocated to their Liberty Plan accounts to purchase additional shares of that stock, in the same manner as other holders of Series C Liberty Braves tracking stock, with certain limitations. For Liberty Plan participants who exercised their subscription right, the subscription price for those additional shares was paid with the proceeds from the sale of other assets in the participant’s account in the Liberty Plan. The Liberty Plan Trustee sold any unexercised or unsold rights the last week of the offering period. Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the potential sale of certain of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  As a result, Liberty requested a prohibited transaction individual exemption from the Department of Labor (the “DOL”) for this transaction. The DOL has issued a proposal for the individual exemption of this transaction in the federal register dated April 4, 2018.

(5)Related Party and Party-in-Interest Transactions

Certain Liberty Plan investments are shares of mutual funds managed by the Trustee. Through the brokeragelink option, some participants may have holdings of certain related party securities. Fidelity receives revenue sharing from certain mutual fund companies. The Liberty Plan also issues loans to participants which are secured by the vested portion of the participant’s accounts. Therefore, these transactions qualify as party-in-interest, which are exempt from prohibited transaction rules.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

As discussed in note 4, during the fourth quarter of 2014, Liberty Broadband initiated a subscription rights offering pursuant to which existing Liberty Broadband shareholders, including the Liberty Plan, received a subscription right to acquire one additional share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband Series A, B or C common stock they held as of December 4, 2014.  Because new investments in Series C Liberty Broadband common stock were not permitted under the terms of the Liberty Plan (see note 4), the Trustee sold the subscription rights held by those Liberty Plan participants' accounts at market value.  Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the sale of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  The DOL issued a prohibited transaction individual exemption for these transactions on October 19, 2016.

As discussed in note 4, during the second quarter of 2016, Liberty Media initiated a subscription rights offering pursuant to which existing Liberty Braves shareholders, including the Liberty Plan, received a subscription right to acquire 0.47 of an additional share of Series C Liberty Broadband common stock for every five shares of Liberty Braves Series A, B or C common stock they held as of May 18, 2016.  Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the exercise and/or sale of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  Liberty requested a prohibited transaction individual exemption. Liberty is not aware of any circumstances that would preclude the DOL from approving the requested exemption and the DOL has published a proposed exemption in the federal register on April 4, 2018.

(6)          Subsequent Events

On March 9, 2018, Qurate Retail completed the transactions contemplated by the Agreement and Plan of Reorganization (as amended, the “reorganization agreement,” and the transactions contemplated thereby, the “Transactions”) among General Communication, Inc. (“GCI”) and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Qurate Retail (“LI LLC”). Pursuant to the reorganization agreement, GCI amended and restated its articles of incorporation (which resulted in GCI being renamed GCI Liberty, Inc. (“GCI Liberty”)) and effected a reclassification and auto conversion of its common stock. After market close on March 8, 2018, Qurate Retail’s board of directors approved the reattribution of certain assets and liabilities from Qurate Retail’s Ventures Group to its QVC Group, which was effective immediately. The reattributed assets and liabilities included cash, Qurate Retail’s interest in ILG, FTD, certain green energy investments, LI LLC’s exchangeable debentures, and certain tax benefits.

Following these events, Qurate Retail acquired GCI (renamed “GCI Liberty”) through a reorganization in which certain Qurate Retail interests, assets and liabilities attributed to the Ventures Group, were contributed (the “contribution”) to GCI Liberty in exchange for a controlling interest in GCI Liberty. Qurate Retail and LI LLC contributed to GCI Liberty their entire equity interests in Liberty Broadband, Charter, and LendingTree, the Evite operating business and other assets and liabilities attributed to Qurate Retail’s Venture Group (following the reattribution), in exchange for (a) the issuance to LI LLC of a number of shares of GCI Liberty Class A common

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2017 and 2016

stock and a number of shares of GCI Liberty Class B common stock equal to the number of outstanding shares of Series A Liberty Ventures common stock and Series B Liberty Ventures common stock on March 9, 2018, respectively, (b) cash and (c) the assumption of certain liabilities by GCI Liberty.

Following the contribution, Qurate Retail effected a tax-free separation of its controlling interest in the combined company, GCI Liberty, to the holders of Liberty Ventures common stock in full redemption of all outstanding shares of such stock, in which each outstanding share of Series A Liberty Ventures common stock was redeemed for one share of GCI Liberty Class A common stock and each outstanding share of Series B Liberty Ventures common stock was redeemed for one share of GCI Liberty Class B common stock.  Simultaneous with the closing of the Transactions, QVC Group common stock became the only outstanding common stock of Qurate Retail, and thus QVC Group common stock ceased to function as a tracking stock. On May 23, 2018, each share of Series A QVC Group common stock and Series B QVC Group common stock was reclassified into one share of Series A common stock and Series B common stock of Qurate Retail, Inc., respectively.

Pursuant to this transaction in March 2018 the Liberty Plan redeemed all of its holdings in Liberty Ventures Series A Common Stock, 42,683 shares, and received 42,683 shares of GCI Liberty Class A common stock. On May 10, 2018, GCI Liberty was reincorporated from the state of Alaska to the state of Delaware and each outstanding share of GCI Liberty Class A common stock and GCI Liberty Class B common stock was automatically converted into one share of GCI Liberty Series A common stock and GCI Liberty Series B common stock, respectively.  GCI Liberty common stock is a frozen investment in the Liberty Plan, meaning that participants cannot make any future investments in GCI Liberty Series A common stock.

On February 15, 2018 the Liberty Plan received a transfer of assets of $21,366,683, including participant loans outstanding of $32,240, from certain non-participating employers in the Liberty Interactive 401(k) Savings Plan. On March 9, 2018 the Liberty Interactive 401(k) Savings Plan became the Evite 401(k) Savings Plan.

Liberty has not identified any other reportable events subsequent to December 31, 2017.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule G, Part III - Schedule of Nonexempt Transactions

Year Ended December 31, 2017

Schedule I

EIN: 37-1699499

Plan Number: 001

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions, including maturity date, rate of interest, collateral, and par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction
* Liberty Media Corporation - Liberty Braves common stock	Securities offered in the Liberty Plan	Rights Offering (1)	—	NA	NA	NA	—	—	NA

(1)          During May 2016, Liberty initiated a subscription rights offering pursuant to which existing Liberty Braves shareholders, including the Liberty Plan, received a subscription right to acquire one additional share of Liberty Braves common stock for every 0.47 of a share of Liberty Braves common stock held as of May 18, 2016. Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the potential sale of certain of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  As a result, Liberty requested a prohibited transaction individual exemption from the DOL for this transaction. The DOL has published a proposed exemption in the federal register dated April 4, 2018. See notes 4 and 5 in the accompanying financial statements.

*            Indicates party in interest

See accompanying report of independent registered public accounting firm.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

Schedule II

EIN: 37-1699499

Plan Number: 001

		Description of investment	Current value at
	Identity of issue	including par value	December 31, 2017
			(amounts in thousands)
*	Liberty SiriusXM common stock	Series C common stock, par value $0.01 per share	$10,867
*	Liberty Braves common stock	Series C common stock, par value $0.01 per share	764
*	Liberty Formula One common stock	Series C common stock, par value $0.01 per share	2,817
*	QVC Group common stock	Series A common stock, par value $0.01 per share	5,567
*	Liberty Ventures common stock	Series A common stock, par value $0.01 per share	1,790
	Allianz Global Investors Fund Management LLC	ALLIANZ GI NFJ Small-Cap Value Institutional	2,901
	Artisan Funds Distributor, LLC	Artisan International Institutional	2,092
	BAMCO, Inc.	Baron Growth Institutional	5,559
	Capital Research and Management Company LLC	American Funds Growth Fund of America R6	4,159
	Dodge & Cox	Dodge & Cox Stock Fund	5,691
*	Fidelity Management & Research Company	Fidelity Low-Priced Stock K Fund	2,871
*	Fidelity Management & Research Company	Fidelity 500 Index Institutional	9,496
*	Fidelity Management & Research Company	Fidelity International Index Institutional	3,952
*	Fidelity Management & Research Company	Fidelity Treasury Only Money Market	3,510
	Metropolitan West Asset Management, LLC	Metropolitan West Total Return Bond Fund Plan Class	2,529
	Pacific Investment Management Company LLC	PIMCO High Yield Institutional	1,602
	The Vanguard Group, Inc.	Vanguard Inflation - Protected Securities Admiral Shares	446
*	Fidelity Management & Research Company	Fidelity Freedom Income K Fund	1,499
*	Fidelity Management & Research Company	Fidelity Freedom 2010 K Fund	2,478
*	Fidelity Management & Research Company	Fidelity Freedom 2020 K Fund	12,418
*	Fidelity Management & Research Company	Fidelity Freedom 2030 K Fund	13,922
*	Fidelity Management & Research Company	Fidelity Freedom 2040 K Fund	6,698
*	Fidelity Management & Research Company	Fidelity Freedom 2050 K Fund	3,748
*	Fidelity Management & Research Company	Fidelity Freedom 2060 K Fund	417
	Cohen & Steers Capital Management, Inc.	Cohen & Steers Institutional Global Realty	302
*	Fidelity Management & Research Company	Brokeragelink Accounts	6,063
*	Notes receivable from participants	Interest rates ranging from 4.25-5.25% with maturity dates through December, 2022	382
			$114,540

*    Indicates a party-in-interest.

Liberty Media Corporation is the plan sponsor. Liberty Media Corporation, all of its employees, the employees of any participating employer in the Liberty Plan, and certain other persons are parties-in-interest to the Liberty Plan (See note 1).

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed as a part of this Report -

23.1	Consent of Anton Collins Mitchell LLP